Exhibit 17.1

To the Two Rivers Water & Farming Company Board of Directors; GrowCo, Inc. Board of Directors; the Dionisio Farms & Produce, Inc. Board of Directors; GrowCo Partners 1, LLC Board of Managers; TR Capital, LLC Board of Managers; GCP Super Units, LLC Board of Managers, and any other affiliates of Two Rivers Water & Farming Company and GrowCo, Inc.:

After much discussion and deliberation with the directors, major shareholders and outside counsel, as of May 26, 2016, I have resigned from my corporate officerships, director positions and board of managers designations of Two Rivers Water & Farming Company and all of it’s controlled subsidiaries due to a pending conflict of interest.  This conflict might arise from my ownership in an entity that is applying for cannabis licensing within the State of Colorado.   Once this entity obtains the necessary licensing, we intend to potentially lease facilities from GrowCo and its subsidiaries at mutually agreeable terms.

I will deliver a hard coy of my resignation within the next few days

Sincerely,

/S/

John R. McKowen